

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2013

Via E-mail
Hsin-Lung Lin
Chief Executive Officer
Yambear Bio-Tech, Inc.
3F., No. 10, Yuanxi 2nd Rd.
Pingtung Agricultural Biotechnology Park
Changzhi Township, Pingtung 908
Taiwan, Republic of China

Re: Yambear Bio-Tech, Inc.
Registration Statement on Form S-1
Filed February 14, 2013
File No. 333-186689

Dear Mr. Lin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file the legal opinion of The Chiang Law Offices as Exhibit 5.1 as soon as practicable. We may have further comments based on our review of the opinion.

2. We note your disclosure on page 13 in the risk factor entitled, "We are an Emerging Growth Company as defined under the Jumpstart Our Business Startups Act" that you have elected to use the extended transition period for complying with new or revised financial accounting standards available under Section 102(b)(2)(B) of the Act. Please include a statement in your critical accounting policy disclosure to disclose that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

3. In addition, please briefly describe in this risk factor the extent to which any of the exemptions available to you as Emerging Growth Company are also available to you as a Smaller Reporting Company.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary
Our Business, page 6

5. We note that you are currently selling enzymes products manufactured in Taiwan. Please expand your disclosure in this section to describe what enzymes are, what you mean by the term "enzymes products" and to briefly describe each of your products.

6. Please revise your disclosure to identify your manufacturer as Bioenergy Biotechnology Corp.

7. Please expand your risk factors discussion in the prospectus summary under the caption "Risk Factors" on page 7 to provide a brief description of the most significant risk factors.

Risk Factors, page 8

8. Please include an appropriately titled risk factor which addresses the fact that you have $70,153 in working capital available and will receive no proceeds from the sales of securities in this offering, but costs of this offering are anticipated to total approximately $80,002. In your risk factor, you should discuss the risk that the expense of the offering will exhaust substantially all of your assets and, without additional sources of financing, you will have no funds with which to continue as a going concern.

We lack an operating history and have not generated significant revenues or…, page 8

9. This risk factor covers two separate risks. Please revise your disclosure to provide two separate appropriately titled risk factors to address (1) your lack of an operating history and (2) your lack of profitable operations since inception.

<u>Competition in our industry is intense and, if we are unable to compete…, page 9</u>

10. Please revise your disclosure in this risk factor and the section entitled "Industry and Market Overview" to disclose the names of the "two well-established" enzymes companies and their respective market share. Also, please identify and describe the products that these companies offer which directly compete with your products.

<u>Unfavorable publicity or consumer perception of our enzymes products…, page 9</u>

11. To the extent that you have received any negative publicity from scientific research or findings, national media attention, or other publicity about your products, please revise your disclosure to discuss the negative publicity and any material impact it has had on your business.

<u>If we cannot explore various marketing channels for our enzymes products…, page 10</u>

12. Please be more specific about your schedule for utilizing other marketing channels and the progress you have made thus far in expanding into different marketing channels.

<u>Our future success depends on the continuing efforts of our senior…, page 10</u>

13. To the extent that you have experienced problems attracting and retaining key members of your management team in the recent past, please revise your disclosure to describe these problems.

<u>Our directors and certain senior management have other business interests,… page 10</u>

14. We note that there are no directors or senior management named Johnson Chang or Vincent Chang listed in the section entitled, "Executive Officers and Directors" on page 42. Please revise your disclosure to identify your directors and senior management by their proper names.

15. You state that your directors and certain senior management have other business interests, but only provide Johnson Chang and Vincent Chang as examples. Please expand your disclosure to specify all directors and senior management that have other business interests, disclose the nature of such interests and the approximate amount of time per week such persons are able to dedicate to the company.

<u>We may incur material product liability claims, which could decrease…, page 11</u>

16. We note on page 30 that you have obtained product liability insurance from MSIG Mingtai Insurance Co., Ltd. with coverage of $688,468 (NT$20 million). Please revise your disclosure to include the information in this risk factor discussion as well.

17. To the extent you have received any notice of a product liability claim, please discuss the situation and potential consequences in this risk factor discussion.

Intellectual property litigation and infringement claims against us could…, page 11

18. To the extent you have received notice of patent infringement, patent challenges, or related legal action, please discuss the situation and potential consequences in this risk factor discussion.

We may require additional funds to continue our business plan, page 12

19. Please expand your disclosure in this section to quantify the amount of your working capital and your rate of negative cash flow per month. In addition, please quantify the amount of funds you will need over the next twelve months as you have done in the section entitled "Liquidity and Capital Resources." To the extent practicable, please break out the cost of opening your planned location in Jet's Burg Mall Tianmoo Taipei.

We have outsourced the manufacturing of all of our enzymes products to one…, page 13

20. We note that all of your enzymes products are being manufactured by Bioenergy Biotechnology Corp., and that you have "started your cooperation" with Bioenergy since your inception. Please expand your disclosure in this risk factor and your "Business" section to discuss the material terms of your cooperation including, the parties' rights and obligations, duration of the agreement, termination provisions and minimum purchase requirements. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Risks Related to Doing Business in Taiwan, page 14
Our primary operation is located in Taiwan, and because the rights of…, page 15

21. We note that you conduct all of your business operations through your operating entity in Taiwan, whose corporate affairs are governed by its Articles of Incorporation and by the laws governing corporations incorporated in Taiwan. Please expand your disclosure to discuss all of the material differences between the rights of shareholders and the responsibilities of management and the members of the board of directors for a corporation incorporated under Taiwan law as opposed to a corporation incorporated in the Unites States.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20
Overview, page 20

22. We note that the formula for your five-phases enzymes products contains certain ingredients that you have characterized as "Chinese traditional medicine." Please expand your disclosure in this section and in the "Business" section to provide a definition of

Chinese traditional medicine, specifically as it relates to herbal medicine, and explain how it improves the function of the heart, liver, stomach, lungs and kidneys.

23. You state that your enzymes products require over 60 different ingredients, which is substantially more than those in similar enzymes products distributed in Taiwan. Here and in the "Business" section, please quantify the number of ingredients found in similar enzymes products distributed in Taiwan.

24. We note that you instructed your manufacturer to apply a six-stage fermentation manufacturing process on all of your enzymes products and that this creates "the unique feature as well as superior quality in certain key parameters" of your enzymes products. Please expand your disclosure in this section and in the "Business" section to discuss the differences between a six-stage fermentation manufacturing process versus the one-stage traditional method. Also, please explain what you mean by the "unique feature" of your products and their "superior quality in certain key parameters."

Liquidity and Capital Resources, page 21

25. To the extent practicable, please expand your disclosure in this section and in the section entitled "Our Growth Strategy" to disclose the amount of funds needed to open your planned location in Jet's Burg Mall Tianmoo Taipei. If this amount is included as part of your budget, please specify under which category it belongs. Alternatively, please include this cost in your estimated budget.

Business, page 24

26. We note that you have outsourced the manufacturing of all of your enzymes products to Bioenergy Biotechnology Corp., which has both the International Organization for Standardization (ISO) and Hazard Analysis Critical Control Point (HCAAP) certifications. Please expand your disclosure to describe these certifications and the standards that a manufacturer must meet in order to be awarded the certifications.

27. We note that you voluntarily submitted sampled products in each manufacturing batch to well-recognized inspection agencies, such as SGS, on a regular basis. Please revise your disclosure to provide the names of all the inspection agencies, including the full name of SGS, and to describe how these inspection agencies rate your products, the rating for each of your products and the significance of such a rating.

28. We note that you have implemented your Dr. Chip Biotech Examination, whereby a micro-chip is pre-installed into a sampled product for later inspection to ensure that there were no dead bacteria generated during the manufacturing process. Please expand your disclosure to specify the extent to which you have implemented this examination program, including the magnitude and frequency of the pre-installation and inspection, and whether the results have ever indicated that dead bacteria were generated during the

manufacturing process. If dead bacteria were discovered, please elaborate on such occurrence and discuss how this issue was resolved.

29. Please revise your disclosure to describe what you mean when you state that you have maintained "close connections" with National Pingtung University of Science and Technology ("NPUST") since your incorporation.

30. We note that you are currently cooperating with NPUST on a joint program focusing on improving enterprise management and brand development of Yambear. Please expand your disclosure to describe this program in more detail. Specifically, please describe what you mean by "enterprise management" and "brand development." Also, please clarify if you have entered into any agreement with NPUST regarding the joint program. If so, please describe the material terms of the agreement, including the parties' rights and obligations, duration of the agreement, termination provisions, aggregate amounts paid to date under the agreement and any amounts to be paid in the future. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

31. Please clarify whether you have submitted the joint program with NPUST for approval with the Department of Education of Taiwan. Also, once approval is obtained, please clarify whether you will automatically be awarded government subsidies or whether you will have to apply for the subsidies. If you have to apply for the government subsidies, please revise your disclosure to specify that there is no guarantee you will receive any government subsidies.

Company Structure, page 25

32. Please disclose the affiliation the investors listed in Exhibit 10.1 have with Yambear Holding Limited.

Our Growth Strategy, page 27
Building up our research and development team and expand our line of products, page 28

33. Please revise your disclosure throughout you filing to specify to whom you are referring when you state you've "managed to cooperate with certain specialists, through their leisure time, to jointly develop" your products.

Business Overview, page 28
Sales Channel, page 28

34. We note that you have entered into a distribution agreement with Fitness & Beauty Corporation Limited. Please expand your disclosure to describe the material terms of the agreement, including the parties' rights and obligations and termination provisions.

Insurance, page 30

35. Please describe the mandatory requirement under Taiwan laws and regulations to purchase social insurance for your employees. Also, please quantify the amount of social insurance which you have obtained for your employees.

Products and Services, page 30

36. We note your disclosure throughout this section that your enzymes products have been designed through "strict" and "extensive" scientific research and experiments. Please clarify, when you discuss such research and experimentation, that no governmental body or regulatory agency has or is required to attest to or endorse the safety or efficacy of your products before they are marketed, that you have not conducted any independent, third-party clinical testing of your products and, because your products are considered dietary supplements rather than drugs, they are not required to undergo extensive testing before they are allowed to go on the market.

Properties, page 39

37. Please file your lease agreement as an exhibit.

Regulation, page 39
Taiwan Regulation on Foreign Investment

38. Please provide a detailed description of the Investment Regulation, the restrictions on foreign investment established by such regulation and, specifically, how the company and prospective investors in this offering may be affected by the regulation.

Management, page 42
Executive Officers and Directors, page 42

39. Please expand your disclosure for each of your executive officers and directors to provide the principal business of any corporation or other organization for which your executive officers and directors currently work or have worked in the past. Please see Item 401(e) of Regulation S-K.

40. Please expand your disclosure for each of your directors to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. In addition, please disclose whether any of your directors hold any other directorships, including any other directorships held during the past five years. Please see Item 401(e) of Regulation S-K.

Security Ownership, page 47

41. Please add footnote disclosure to your beneficial ownership table to disclose who holds voting power for the shares beneficially owned by Yambear Holding Limited, Orange Chang Limited and Inkstone Capital Limited.

Consolidated Statement of Operations and Other Comprehensive Loss, page F-3

42. Based on your disclosure on page 38 it appears that you incurred research and development expenditures on new enzymes products. Please separately disclose research and development expense on the face of your consolidated statement of operations and other comprehensive loss or in the notes to the consolidated financial statements.

Note 1 – Organization and Basis of Presentation
Accounts Receivable, page F-7

43. You disclose on the face of your consolidated balance sheet that the allowance for doubtful accounts is zero. Please revise to disclose the credit terms given to your customers and why you believe all accounts receivable are collectible.

Inventory, page F-7

44. Please disclose the shelf life of your products and how you estimate the allowance for excess or obsolete inventory and quantify the allowance if applicable. If you do not maintain an allowance, please explain why not in revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at (202) 551- 3627 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Ryan Nail, Esq.
        The Chiang Law Offices, P.C.
        1700 North First Street, Suite 343
        San Jose, CA 95112